EXHIBIT 99.1

Included below is note 14 from Reliant Energy, Inc.’s consolidated financial statements included in its Annual Report on Form 10-K for the year ended December 31, 2004.

(14)Contingencies

(a) Legal and Environmental Matters.

We are involved in a number of legal, environmental and other proceedings before courts and governmental agencies. Except as disclosed below, we cannot predict the outcome of these proceedings, some of which involve substantial claim amounts or potential exposure, which, in the event of an adverse judgment or decision could have a material adverse effect on our results of operations, financial condition and cash flows.

Western States Electricity and Natural Gas Litigation

The following proceedings relate to conduct or actions alleged to have had an impact on the electricity and natural gas markets of California and other western states primarily during the period 2000 through 2001.

Electricity Actions.  We and certain of our wholesale energy operating subsidiaries, along with other defendants, have been sued in 18 lawsuits, 14 of which are class action lawsuits, in state and federal courts in California, Washington and Oregon, in which the plaintiffs allege, in general, an unlawful conspiracy to artificially increase wholesale electricity prices in California and other western states from 2000 to 2001 in violation of antitrust laws and laws prohibiting unfair and unlawful business practices. The lawsuits seek injunctive relief, treble damages, restitution of overpayments, disgorgement of unlawful profits and legal expenses. The United States Court of Appeals for the Ninth Circuit (the Ninth Circuit) has affirmed the dismissal of eight of these class action lawsuits on the basis that the FERC had exclusive jurisdiction to consider allegations of manipulation of the wholesale electricity markets. The plaintiff in one case has asked for review by the Unites States Supreme Court. The time to seek review in the other seven cases has not expired. Two other suits have been dismissed by the district court. We believe that the courts in which other electricity class actions are pending will apply the Ninth Circuit’s decisions to the remaining lawsuits.

Natural Gas Actions.  We, and certain of our operating subsidiaries, along with other defendants, have been sued in 25 lawsuits (18 of which were filed in the last six months of 2004), 10 of which are class action lawsuits, in state and federal courts, or in arbitration, in California, Nevada and Tennessee, in which the plaintiffs allege, in general, an unlawful conspiracy to increase the price of natural gas in California or Nevada or Tennessee from 2001 to 2002 in violation of the antitrust laws and laws prohibiting unfair and unlawful business practices. The lawsuits seek injunctive relief, treble damages, restitution of overpayments, disgorgement of unlawful profits and legal expenses.

Criminal Proceeding—Reliant Energy Services.  In April 2004, a federal grand jury indicted Reliant Energy Services, Inc. (Reliant Energy Services) and certain of its former and current employees for alleged violations of the Commodity Exchange Act and related wire fraud and conspiracy charges. The indictment is based on allegations that Reliant Energy Services engaged in price manipulation by curtailing electricity generation in California on two days in June 2000. We believe the actions that are the subject of the indictment were not in violation of laws, tariffs or regulations in effect at the time and intend to contest these charges vigorously. We do not believe that the indictment will have any material adverse impact on our business operations.

California Attorney General—Ancillary Services.  In March 2002, the California Attorney General filed a lawsuit against Reliant Energy and several of our wholesale energy operating subsidiaries. The lawsuit alleges violations of state laws against unfair and unlawful business practices arising out of transactions in the markets for ancillary services run by the California Independent System Operator (Cal ISO). The lawsuit seeks injunctive relief, disgorgement of our alleged unlawful profits for sales of electricity and civil penalties. In March 2003, the United States District Court for the Northern District of California (the Northern District of California) dismissed this lawsuit on the basis of federal preemption and the filed rate doctrine. In July 2004, the Ninth Circuit affirmed the district court’s decision. The California Attorney General has requested review by the United States Supreme Court.

California Attorney General—Failure to File FERC Transaction-Specific Information.  In April 2002, the California Attorney General sued Reliant Energy and several of our wholesale energy operating companies. The lawsuit claims, among other things, that the failure of certain of our wholesale energy operating subsidiaries to file transaction-specific information with the FERC resulted in a refund obligation to the extent that the subsidiaries sold energy at prices above “just and reasonable” rates. The lawsuit seeks fines of up to $2,500 for each alleged violation and other equitable relief. In March 2003, the Northern District of California dismissed this lawsuit on the basis of federal preemption and the filed rate doctrine. In October 2004, the Ninth Circuit affirmed the district court’s decision. For information concerning a recent decision of the United States Court of Appeals overturning the rejection by the FERC of a similar complaint filed by the California Attorney General and its potential impact on certain receivables we have recorded with respect to California electricity sales for periods prior to October 2000, see note 14(b).

California Attorney General—Violations of Clayton Act.  In April 2002, the California Attorney General and the California Department of Water Resources sued Reliant Energy and several of our wholesale energy operating subsidiaries in the Northern District of California. The plaintiffs allege that our acquisition of electric generating facilities from Southern California Edison in 1998 violated Section 7 of the Clayton Act, which prohibits mergers or acquisitions that substantially lessen competition. The lawsuit alleges that the acquisitions gave us market power, which we then exercised to overcharge California consumers for electricity. The lawsuit seeks injunctive relief against alleged unfair competition, divestiture of our California facilities, disgorgement of alleged illegal profits, damages and civil penalties for each alleged exercise of illegal market power. In March 2003, the court dismissed the plaintiffs’ claim for damages under Section 7 of the Clayton Act. In September 2004, the court dismissed the other damage claims. In February 2005, the court denied our summary judgment seeking to dismiss the other claims in this case.

Los Angeles Department of Water and Power.  In July 2003, the Los Angeles Department of Water and Power (LADWP) sued Reliant Energy and one of our wholesale energy operating subsidiaries in the Superior Court in California. The case has been transferred to the United States District Court of Nevada to proceed with other natural gas actions filed in federal court and discussed (but not counted among the 25) above. The lawsuit alleges that we conspired to manipulate the price for natural gas in breach of our contract to supply LADWP with natural gas and in violation of federal and state antitrust laws, the federal Racketeer Influenced and Corrupt Organization Act and the California False Claims Act. The lawsuit seeks treble damages for the alleged overcharges for gas purchased by LADWP, which it estimates at $218 million, interest and legal costs. The lawsuit also seeks a determination that an extension of the contract with LADWP was invalid in that the required municipal approvals for the extension were allegedly not obtained. In January 2004, LADWP filed a similar lawsuit against us and other natural gas trading and marketing companies in the California Superior Court. The lawsuit alleges many of the same state law claims but does not allege the federal law claims included in the first lawsuit.

Montana Attorney General.  In June 2003, the Montana Attorney General, on behalf of the people of Montana, sued Reliant Energy Services, along with other defendants, in Montana state court, alleging an unlawful conspiracy to artificially increase electricity and natural gas prices in Montana from 2000 to 2001 in violation of antitrust laws and laws prohibiting unfair and unlawful business practices. The lawsuits seek injunctive relief, treble damages, restitution of overpayments, disgorgement of unlawful profits and legal expenses.

Nevada Power and PacificCorp Complaints.  In June 2003, the FERC denied complaints filed by Nevada Power Company and PacifiCorp seeking to revise the prices of certain long-term forward power contracts entered into with various power sellers, including one of our wholesale energy operating subsidiaries. The complainants separately petitioned for review in the Ninth Circuit of the FERC’s orders denying the complaints.

We have entered into agreements with the attorneys general of the states of California, Oregon and Washington, a number of electric utility companies in California and other parties to suspend time-related defenses such as the statutes of limitations with respect to potential claims against us and /or CenterPoint with respect to conduct or actions alleged to have contributed to the energy crisis in several western states during the period 2000 and 2001. These agreements were entered into in order to facilitate an orderly analysis of the claims and also to facilitate potential settlement discussions. If the tolling agreements are terminated or expire without being extended, and the parties are otherwise unable to reach a settlement of these claims, it is possible that claims in addition to those cited above may be asserted against us.

The issues related to the western states energy crisis are complex and involve a number of pending court and regulatory proceedings. The resolution of these matters is uncertain and could range from litigating certain of these matters to conclusion to resolving certain of these matters through settlement, or some combination of both litigation and settlement. A number of energy companies have entered into settlement agreements with the States of California, Oregon and Washington, certain California utilities and various other parties to resolve various issues pertaining to the western states energy crisis, including certain litigation and receivables refund issues. The terms and the scope of these settlements vary. However, many of the settlements required the participating energy companies to make substantial cash payments, waive their rights to collect receivables related to certain sales in the California market, provide services to other parties to the settlements, issue stock to the settling parties and make other significant concessions. We have also from time to time pursued and are continuing to pursue the possible settlement of a number of the litigation and regulatory issues relating to the disputes arising out of the western states energy crisis. There can be no assurance that any settlements relating to these matters will be reached. In the event that settlements did result from these discussions they would likely include provisions similar to the prior settlements discussed above that have been entered into by other energy suppliers in the California market. We are unable to predict at this time the outcome of the litigation proceedings and possible settlement discussions related to such litigation and proceedings. For discussion of the impact of litigation and related matters on certain receivables we have recorded, see note 14(b).

United States Attorney Investigation

Investigation of Natural Gas Price Reporting Issues.  The United States Attorney for the Southern District of Texas has been investigating natural gas price reporting issues. The issues relate to the alleged submission of false data to various energy publications and reporting services. In November 2004, a grand jury indicted a former employee of Reliant Energy Services for alleged misreporting of gas prices. The investigation is ongoing and could result in civil or criminal actions being brought against us, certain of our subsidiaries or other current and former employees.

Other Litigation

Texas Commercial Energy.  In July 2003, Texas Commercial Energy, LLP (TCE) sued several ERCOT power market participants (including us and various subsidiaries) in the Corpus Christi Federal District Court for the Southern District of Texas. TCE claimed damages in excess of $535 million for alleged violations of state and federal antitrust laws, fraud, negligent misrepresentation, breach of fiduciary duty, breach of contract and civil conspiracy. In June 2004, the court dismissed TCE’s claims. This case is pending before the United States Court of Appeals for the Fifth Circuit.

In February 2005, two retail electric providers sued various ERCOT power market participants, including us, in Federal District Court for the Southern District of Texas, Houston Division. Many of the defendants in this litigation are also defendants in the TCE litigation. The claims include, among others, alleged violations of state and federal antitrust laws, the Racketeer Influenced and Corrupt Organizations Act, various torts (including fraud and conspiracy), breach of contract, wire fraud and mail fraud.

Shareholder Class Actions.  We are defendants in 15 class action lawsuits filed on behalf of purchasers of our securities and the securities of CenterPoint. The lawsuits allege that the defendants violated federal securities laws by, among other things, making false and misleading statements about trading volumes and revenues. The lawsuits seek monetary damages on behalf of persons who purchased CenterPoint securities during specified class periods. In August 2002, the shareholder lawsuits were consolidated into one proceeding before the United States District Court, Southern District of Texas, Houston Division. In March 2003, we and the other defendants filed a motion to dismiss certain of the claims. In January 2004, the court dismissed with prejudice the federal and state securities fraud claims. With the dismissal of all fraud-related claims, the only remaining claims against us are claims under Section 11 and 15 of the Securities Act of 1933 pertaining to statements made in our registration statement for our IPO.

ERISA Action.  In May 2002, a class action lawsuit was filed in the United States District Court, Southern District of Texas, Houston Division against us and CenterPoint, on behalf of participants in our and CenterPoint’s employee benefits plans. The lawsuit alleges breach of fiduciary duties in violation of the Employee Retirement Income Security Act in connection with investment decisions made by the plans in CenterPoint and our securities. The lawsuit seeks monetary damages and restitution. In May 2003, the defendants filed a motion to dismiss the claims. In January 2004, the court dismissed us as a defendant from this proceeding on standing grounds. CenterPoint and certain members of CenterPoint’s benefits committee remain in this case.

Natural Gas Futures Complaints.  Reliant Energy Services is one of the defendants in three class action lawsuits pending before the United States District Court, Southern District of New York (originally filed in August, October and November 2003, respectively). The plaintiffs in each case allege that the defendants manipulated the price of natural gas and thereby artificially influenced natural gas futures traded on the New York Mercantile Exchange in violation of the Commodity Exchange Act, and seek unspecified damages on behalf of themselves and the respective putative class members.

CenterPoint Indemnity

In connection with the Distribution, CenterPoint and Reliant Energy agreed to indemnify each other against certain losses that may be asserted against the other party related to Reliant Energy’s or CenterPoint’s conduct. As a result of this indemnity, Reliant Energy has agreed to indemnify CenterPoint in the lawsuits described above under: (a) ”Western States Electricity and Natural Gas Litigation” “—Electricity Actions,” “—Natural Gas Actions,” “—California Attorney General—Ancillary Services,” “ —California Attorney General—Failure to File FERC Transaction-Specific Information,” “—California Attorney General—Violations of Clayton Act,” and “—Los Angeles Department of Water and Power” and (b) ”Other Litigation” “—Shareholder Class Actions,” “—ERISA Action,” and “—Natural Gas Futures Complaints.” In addition, we are also required to indemnify CenterPoint for certain liabilities relating to the IPO.

PUCT Cases

In 2003, the PUCT issued a modified “price-to-beat” rule in Texas. Certain consumer groups and other parties challenged the amendments before the Travis County Court of Appeals. The Court of Appeals affirmed the order. In October 2004, the Supreme Court of Texas declined to review an appeal of the courts’ decision affirming the order. In addition to this proceeding, there are various proceedings pending before the state district court in Travis County, Texas, seeking reviews of the PUCT orders relating to the fuel factor component used in our “price-to-beat” tariff. Although we believe that the challenges are unmerited, we are unable to predict the ultimate outcome of the proceedings.

Environmental Matters

Ash Disposal Site Closures.  We are responsible for environmental costs related to the future closures of nine ash disposal sites, six of which are owned in whole or in part by REMA and three of which are owned by Orion MidWest. Based on our evaluations with assistance from third-party consultants and engineers, we have recorded the estimated discounted costs associated with these environmental liabilities of $8 million as of December 31, 2004 and 2003, of which we do not expect to spend any amount over the next five years. These costs are included in our asset retirement obligation (see note 2(r)).

Remediation Obligations.  Under a consent order issued by the New York State Department of Environmental Conservation (NYSDEC order), Orion Power New York GP, Inc. and Astoria Generating Company, LP have assumed certain responsibilities and costs associated with past releases of petroleum and other substances at two generation facilities. In addition, Reliant Energy New Jersey Holdings, LLC is responsible for environmental costs related to site contamination investigations and remediation requirements at four of its generation facilities in New Jersey. Based on our evaluations with assistance from third-party consultants and engineers, we have recorded the estimated liability for the remediation costs of $13 million and $14 million as of December 31, 2004 and 2003, respectively, of which we expect to spend $10 million over the next five years.

Under the NYSDEC order, Orion Power New York GP, Inc. is also required to evaluate certain technical changes to modify the intake cooling system of one of its plants. Depending on the outcome of discussions regarding the technical changes, if any, that are required to be implemented, including the form of technology ultimately selected, we estimate that we will be required to make approximately $75 million in capital expenditures over a four year period in order to comply with this order. We expect to begin modifying the intake cooling system in 2005.

New Source Review Matters.  The United States Environmental Protection Agency (EPA) and various states are conducting investigations regarding the historical compliance of coal-fueled electric generating stations with the “New Source Review” requirements of the Clean Air Act. The EPA and the United States Department of Justice initiated formal enforcement actions and litigation against several power generation companies, other than us, alleging that these companies violated New Source Review requirements by modifying their facilities without proper pre-construction permit authority. Since June 1998, eight of our coal-fired facilities have received EPA requests for information related to work activities conducted at those sites. The EPA has also agreed to provide information relating to the New Source Review investigations to the New York state attorney general’s office, the New Jersey Department of Environmental Protection and the Pennsylvania Department of Environmental Protection. In addition, the Pennsylvania Department of Environmental Protection requested additional information from us in 2004 specific to one of these facilities. The EPA has not filed an enforcement action or initiated litigation in connection with these facilities at this time. Nevertheless, any litigation, if pursued successfully by the EPA, could accelerate the timing of emission reductions anticipated as a result of proposed regulations, which could result in significant capital expenditures and the imposition of penalties.

Settlements of Litigation and Regulatory Proceedings

FERC Investigations of Western Market Issues.  In January 2003, in connection with the FERC’s investigation of potential manipulation of electricity and natural gas prices in the Western United

States, the FERC approved an agreement between the FERC staff and us relating to certain actions taken by some of our traders over a two-day period in June 2000. Under the agreement, we agreed, among other things, to (a) pay $14 million (which was expensed in the fourth quarter of 2002) directly to customers of the California Power Exchange (Cal PX) and (b) submit bids for all of our uncommitted, available capacity from our plants located in California into a California spot market one additional year following termination of the existing must offer obligation or until December 31, 2006, whichever is later.

In October 2003, we entered into a settlement agreement with the FERC resolving all but one of its investigations and proceedings in connection with its ongoing review of western energy markets (exclusive of pending FERC refund proceedings described in note 14(b)). The settlement provided, among other things, that we (a) make three cash settlement payments, totaling $25 million, into a fund established for the benefit of California and western market electricity consumers of which we paid $15 million in 2003 into the fund and additional payments of $5 million will be made in 2005 and 2006 and (b) offer capacity from a portion of our generation portfolio in California to the market (totaling 824 MW) for one-year terms for delivery commencing in 2004, 2005 and 2006 on a unit-contingent, gas-tolling basis for which we will pay the difference, up to $25 million, between the collected auction revenues and our projected cash costs to generate the power into the fund described above.

In 2003, we offered, but did not receive qualifying bids under the settlement agreement for the 12-month period beginning April 2004. During September 2004, we entered into a third party multi-year tolling agreement for the power capacity from two of our power generation units in our California portfolio. FERC has approved our request to treat the tolling arrangement as meeting our obligation to offer capacity described in the paragraph above. In 2003, we recognized a $37 million pre-tax loss for the settlement based on (a) the present value ($24 million) of the cash settlement payments ($25 million) and (b) the fair value of our obligation to offer capacity from our power generation portfolio ($13 million) during 2005 and 2006, based on an option valuation model. In 2004, as a result of entering into the multi-year tolling agreement, we accrued an additional $12 million for the obligation to contribute to the above-described fund as payment of the additional $12 million is now probable.

Investigations by the Commodity Futures Trading Commission.  In November 2003, we entered into a settlement with the Commodity Futures Trading Commission in connection with an investigation relating to trading and price reporting issues. The settlement addressed the reporting of natural gas trading information to energy industry publications that compile and report index prices and seven offsetting and pre-arranged electricity trades that were executed on an electronic trading platform in 2000. Pursuant to the terms of the settlement, one of our wholesale energy operating subsidiaries paid a penalty of $18 million, which was paid and expensed in 2003.

Gain on Sale of Counterparty Claim.  In June 2004, we entered into a settlement agreement with Enron. The settlement agreement provided for the dismissal of all pending litigation between Enron and us and provided for certain allowed bankruptcy claims against Enron. In August 2004, we sold and assigned our claim to a third party. As we had previously written off our net receivables and derivative assets from Enron, we recognized a $30 million pre-tax gain ($18 million after-tax gain) upon the sale in 2004.

(b) California Energy Sales Refund, Credit and Interest.

We are a party to a refund proceeding initiated by the FERC in 2001 regarding wholesale electricity prices that we charged in California from October 2, 2000 through June 20, 2001 (2000-2001 Refund Proceeding). We have recorded receivables from the Cal ISO and the Cal PX relating to power sales into the markets run by the Cal ISO and the Cal PX related to this period.

The purchasers of the related power in the Cal ISO and Cal PX markets were primarily the two investor owned utilities, Pacific Gas and Electric Company (PG&E) and Southern California Edison Company (SCE). SCE has paid to the Cal ISO and the Cal PX all amounts due by it on account of power purchases and PG&E has funded its obligation into an escrow account pursuant to a bankruptcy order; however, no distributions have been made pending resolution of the 2000-2001 Refund Proceeding.

Based on the most recent refund methodology adopted by the FERC with respect to these receivables, we currently estimate our refund obligation in the 2000-2001 Refund Proceedings to be $89 million. We base this estimate on a number of assumptions, including:

•  the methodology to determine the average daily gas costs to be included in the refund methodology adopted by the FERC in July 2001, as modified, which permits a reduction in the refund liability if the actual cost paid for gas is over the proposed “proxy” average daily gas costs in the FERC’s refund formula (gas costs offset);

•  the discount to reflect the estimated long-term nature of the net receivables; and

•  the interest applicable to amounts owed to and owed by the Cal ISO and Cal PX as adopted by the FERC in its November 2004 order adjusted for estimated shortfalls in funds held for interest at the Cal PX that will be shared by market participants based on an assumed allocation methodology.

Certain power marketers have indicated that the calculated refund obligations may result in them being paid less than the actual cost of their power. The FERC has indicated that in such situations, a marketer may file cost of service rates, which, if approved, would result in reduced refund obligations by the marketer. This could result in an increase in our net refund obligation. We cannot estimate the impact, if any, of this item. We will continue to assess the exposure to loss based on further developments in the FERC refund proceeding and will adjust the refund obligation to reflect the impact of such developments in the periods in which they occur.

In March 2002, the California Attorney General filed a complaint with the FERC asserting that the failure of certain of our wholesale energy operating subsidiaries to file certain transaction-specific information with the FERC in periods prior to October 2000 resulted in a refund obligation to the extent that the subsidiaries sold energy at prices above “just and reasonable” rates. In May 2002, the FERC rejected the Attorney General’s request based on, among other things, the FERC’s determination that the failure to make the filings was merely a technical compliance issue and that it lacked authority under the Federal Power Act to order refunds for these reporting violations. In September 2004, the Ninth Circuit overturned the FERC’s determination and ordered the FERC to reconsider its remedial options, which the court noted could include possible refunds. In remanding the proceeding, the court denied the Attorney General’s request to order refunds. We are not in a position to predict the ultimate impact of the court’s decision. We have filed a request for a rehearing of the court’s decision. The FERC has not yet responded to the court’s decision pending the outcome of our request for a rehearing. Although the court ordered the FERC to reconsider its remedial options, the terms of its opinion do not compel the FERC to order refunds or otherwise dictate the remedial actions, if any, the FERC must pursue. The timing, and ultimate outcome, of further proceedings with respect to the court’s decision is uncertain. Depending on the approach taken by the FERC, including whether additional refunds are ordered, the resolution could have a material impact on our results of operations, financial condition and cash flows.

Our estimate of potential refund obligations in the 2000-2001 Refund Proceeding does not include the impact, if any, of the possibility of additional refunds being ordered by the FERC for periods prior to October 2000.

The issues related to the California energy crisis are complex and involve a number of court and regulatory proceedings that are ongoing. See note 14(a) for discussion of western market legal matters and the related risks. The resolution of these matters remains uncertain and could range from litigating these matters to conclusion to resolving these matters through settlement, or some combination of both litigation and settlement. Depending on how these matters are ultimately resolved, including the impact of any proceedings initiated with respect to refund obligations for periods prior to October 2000, the amount of our net receivable could be materially impacted.

We have adjusted these receivables (related to the period from October 2000 through June 2001) to account for (a) the estimated refund obligation in the 2000-2001 Refund Proceeding, (b) a credit reserve (as of December 31, 2003), (c) a discount on the receivables and (d) interest accrued on the receivables. We believe that the gross accounts receivable are fully collectible, subject to the estimated refund obligation. The adjustments are as follows:

	December 31,
	2004	2003
	(in millions)

Accounts receivable related to the period from October 2000 through June 2001, excluding estimated refund obligation	$268	$283
Estimated refund obligation	(89)	(81)
Credit reserve	—	(21)
Discount	(13)	—
Interest receivable	34	18

Accounts receivable, net	$200	$199

During 2004, 2003 and 2002, we adjusted our estimated refund obligation, credit reserve and receivables (netted in revenues) and interest income (recorded in interest income) related to energy sales in California as follows (income (loss)):

	Year Ended December 31,
	2004		2003		2002
	(in millions)
Estimated refund obligation	$(8)	(1)	$110	(1)	$(176)	(1)
Credit reserve	21	(2)	(15)	(3)	62	(4)
Direct adjustments to gross receivables	(11)	(5)	—		—
Discount	(13)	(6)	—		—
Interest receivable	16	(7)	13		5

Pre-tax impact	$5		$108		$(109)

(1)                                  We revised our estimated refund obligation primarily due to (a) FERC orders and related clarifications/interpretations by the FERC in 2004, 2003 and 2002 and (b) the impact of resettlements from the Cal ISO on the refund obligation in 2004.

(2)                                  During 2004, we reversed the credit reserve of $21 million, which was related to PG&E due to PG&E funding its obligation as discussed above.

(3)                                  During 2003, we increased the credit reserve by $15 million due to the reversal of refund provisions.

(4)                                  During 2002, we reversed $62 million of the credit reserve due to the collections of outstanding receivables during the period, a determination that credit risk had been reduced on the remaining outstanding receivables as a result of payments in 2002 to the Cal PX and due to the write-off of receivables as a result of FERC orders.

(5)                                  During 2004, we reduced our accounts receivable by $11 million due to resettlements by the Cal ISO for the periods October 2000 through June 2001.

(6)                                  See discussion above.

(7)                                  During 2004, we adjusted our interest receivable as follows: (a) $14 million increase due to the Cal PX interest obligation, partially offset by (b) $7 million decrease to interest income on the receivable owed to us due to an estimated allocation of the Cal PX interest shortfall to the market participants (as discussed above), (c) $9 million increase due to full payment of monies previously paid into escrow by SCE and PG&E related to amounts that will ultimately be paid to us by the Cal ISO, (d) $5 million increase related to interest income on the net receivable owed to us and (e) $5 million decrease due to the reduction of interest related to the adjustment to the gas costs offset.